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                                                                               EXHIBIT (a)(8)
                                                                                 NEWS RELEASE
                                                                        FOR IMMEDIATE RELEASE
                                                                           SEPTEMBER 30, 1997
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              EXTENDICARE TO ACQUIRE ARBOR FOR US$45.00 PER SHARE

MARKHAM, ONTARIO and LIMA, OHIO -- Extendicare Inc. ("Extendicare") (TSE/ME stock symbols: EXE, EXE.A; NYSE stock symbol: EXE.A) through its wholly owned United States subsidiary Extendicare Health Services, Inc. (formerly United Health, Inc.) and Arbor Health Care Company ("Arbor") today jointly announced that they have signed a definitive agreement whereby Extendicare will acquire Arbor (Nasdaq: AHCC), through a cash tender offer, for US$45.00 per share. The transaction, which will be accounted for as a purchase, is valued at US$432 million, including the assumption of approximately US$107 million of Arbor debt. Arbor has approximately 7.2 million fully diluted shares outstanding. The transaction has been approved by the Boards of both companies, and is expected to close in the fourth quarter of 1997.

Pier C. Borra, Chairman, President and Chief Executive Officer of Arbor has entered into a stockholder agreement whereby he has agreed to tender and vote his shares in favor of the transaction. Extendicare intends to commence a tender offer for all of Arbor's shares on October 3, 1997.

The transaction will add Arbor's 31 nursing facilities with approximately 3,700 beds, four institutional pharmacies serving 27,000 beds, and ten comprehensive outpatient rehabilitation facilities to Extendicare's 279 nursing facilities with approximately 28,300 beds, creating one of the largest operators of long-term care in North America. Annualized second quarter revenues of Arbor amounted to US$241 million.

"We believe Arbor is a premier subacute care provider that will complement our existing operations in both Florida and Ohio. We expect that this consolidation will lead to greater efficiency in providing services, significant operating synergies, and future margin improvements. We expect this transaction to be non-dilutive to earnings in 1998 and accretive in 1999", said Dr. Joy D. Calkin, President and Chief Executive Officer of Extendicare Inc.

Pier C. Borra, Chairman, President and Chief Executive Officer of Arbor stated, "We are very pleased with this combination which provides Arbor shareholders with a very attractive return. In addition, combining Extendicare's existing operations with Arbor's high quality facilities, and market concentration will allow the combination to continue Arbor's strategy of providing high quality subacute services. We are excited to be part of a great organization that will become an even stronger player in our industry."

Bank financing for the transaction, will be provided by NationsBank. Bear Stearns & Co. Inc. is acting as advisor to Extendicare, and will act as dealer-manager for the tender offer. Raymond James & Associates, Inc. is acting as advisor to Arbor.

In its 30th year of operation, Extendicare operates long-term care facilities in North America, with more than 34,000 employees in the United States, Canada and the United Kingdom. The corporation also provides medical specialty services, including subacute care and rehabilitative therapy services, institutional pharmacy services, and other medical supplies and services in the United States; and home care and rehabilitative therapy services in Canada. Extendicare currently has an equity market value of US$1.2 billion.
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Extendicare management will host a breakfast in Boston on Wednesday, October 1 at 8:00 a.m. at the Boston Harbor Hotel (70 Rowes Wharf), and lunch on Wednesday, October 1 at 12 noon in New York at the St. Regis Hotel (2 E. 55(th) Street). Please call Elizabeth Serbek at Bear Stearns at 212-272-3582 to sign up for any of these meetings.

Statements contained in this press release which are not historical facts are forward-looking statements. In addition, the parties, through their senior management, may from time to time make forward-looking public statements concerning the matters described herein. Such forward-looking statements are necessarily estimates reflecting the best judgment of the party making such statements based upon current information and involve a number of risks and uncertainties. Factors which could affect the accuracy of such forward-looking statements include the possibility that Extendicare may be unable to realize expected synergies. Forward-looking statements contained in this press release or in other public statements of the parties should be considered in light of those factors. There can be no assurance that such factors or other factors will not affect the accuracy of such forward-looking statements.

For further information contact:

Barry L. Stephens
Senior Vice-President, Finance

Telephone: 905-470-5579
Fax:     905-470-4003